Zeleno LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
4005 Revenue	574,120.78
4010 Discounts	-159.25
4040 GrubHub Sales	22,244.96
Total Income	**$596,206.49**
Cost of Goods Sold	
5005 COGS	0.00
5010 Food	149,685.55
Total 5005 COGS	**149,685.55**
Total Cost of Goods Sold	**$149,685.55**
GROSS PROFIT	**$446,520.94**
Expenses	
6005 Advertising & Marketing	1,260.00
6010 Auto Expense	85.96
6895 Gas	2,050.94
Auto Repair	16.94
Car Wash	93.39
Total 6010 Auto Expense	**2,247.23**
6020 Bank Charges & Fees	1,084.00
6025 Merchant Fees	901.43
6100 Job Supplies	17,459.02
6150 Insurance	3,292.37
6200 Smallwares	1,105.01
6250 Legal & Professional Services	199.21
6300 Office Supplies & Software	7,367.15
6400 Uniforms	2,083.84
6600 Interest Paid	1,278.67
6700 Payroll Expenses	0.00
6710 Salary & Wages	127,196.56
6720 Payroll Taxes	36,081.25
6750 Payroll Processing Fees	3,161.26
Total 6700 Payroll Expenses	**166,439.07**
6755 Contractors	14,961.50
6800 Rent & Lease	0.00
6805 Rent-2649 Connecticut Ave	3,300.00
6810 Rent - 1605 Connecticut Ave	57,800.00
Total 6800 Rent & Lease	**61,100.00**
6820 Repairs & Maintenance	4,208.00
6850 Storage Rental	1,273.50

Zeleno LLC

Profit and Loss
January - December 2021

	TOTAL
6860 Travel	0.00
6865 Transportation	612.43
6870 Hotels	1,068.71
6875 Airlines	4,936.54
6880 Tolls and Parking	1,252.25
6885 Business Meals	14,990.27
Total 6860 Travel	**22,860.20**
6900 Utilities	0.00
6910 Cable & Internet	2,457.58
6920 Electric	7,399.85
6960 Telephone	559.43
Total 6900 Utilities	**10,416.86**
Accounting fee	4,452.28
Other Business Expenses	1,401.22
Taxes & Licenses	303.58
Total Expenses	**$325,694.14**
NET OPERATING INCOME	**$120,826.80**
NET INCOME	**$120,826.80**

Zeleno LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 TD BUSINESS PREMIER CHECKING (9580)	65,338.04
Total Bank Accounts	**$65,338.04**
Accounts Receivable	
1200 Credit Card Receivables	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1400 Inventory Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$65,338.04**
Fixed Assets	
1510 Furniture & Fixtures	4,302.62
1520 Kitchen Equipment	6,605.50
1530 Smallware	0.00
1550 Leasehold Improvements	85,917.73
1560 Organizational Costs	8,132.40
1570 Computer Equipment Toast	1,051.85
1580 Accumulated Depreciation	-90,240.63
1590 Accumulated Amortization	-181.00
Total Fixed Assets	**$15,588.47**
TOTAL ASSETS	**$80,926.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
1050 Chase 0565	4,543.01
Apple Card	3,238.06
TJX Rewards MC	0.00
Total Credit Cards	**$7,781.07**
Other Current Liabilities	
2200 DC Sales Tax Payable	0.00
SBA RRF GRANT	0.00
Toolbox Loan-Intercompany	80,000.00
Total Other Current Liabilities	**$80,000.00**
Total Current Liabilities	**$87,781.07**
Total Liabilities	**$87,781.07**
Equity	
3000 Opening Balance Equity	-80,000.00
3100 Owner's Investment	120,000.00
3200 Owner's Pay & Personal Expenses	-99,131.28
3999 Retained Earnings	-68,550.08
Net Income	120,826.80
Total Equity	**$ -6,854.56**
TOTAL LIABILITIES AND EQUITY	**$80,926.51**

Zeleno LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	120,868.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1200 Credit Card Receivables	0.00
1050 Chase 0565	-3,639.58
Apple Card	3,238.06
TJX Rewards MC	0.00
2200 DC Sales Tax Payable	-6,481.37
SBA RRF GRANT	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,882.89**
Net cash provided by operating activities	**$113,985.51**
INVESTING ACTIVITIES	
1510 Furniture & Fixtures	-1,902.62
1520 Kitchen Equipment	-5,134.45
1550 Leasehold Improvements	-600.00
Net cash provided by investing activities	**$ -7,637.07**
FINANCING ACTIVITIES	
3200 Owner's Pay & Personal Expenses	-97,273.88
3999 Retained Earnings	54,899.21
Net cash provided by financing activities	**$ -42,374.67**
NET CASH INCREASE FOR PERIOD	**$63,973.77**
Cash at beginning of period	1,364.27
CASH AT END OF PERIOD	**$65,338.04**